Exhibit 99(a)(1)

The Board of Directors recommends that you REJECT the tender offer by Everest REIT Investors I, LLC and Everest REIT Investors III, LLC.

May 17, 2018

Dear Stockholder:
We have been advised that you will be receiving materials shortly (if you have not already received them) from Everest REIT Investors I, LLC and Everest REIT Investors III, LLC (collectively, “Everest”) containing an unsolicited third-party tender offer to purchase up to an aggregate of 13,660,000, or approximately 5%, of the issued and outstanding shares of common stock (the “Shares”) of Hines Global REIT, Inc. (“Hines Global REIT” or the “Company”) for a price equal to $6.50 per share, without interest, in cash (the “Everest Offer”). Everest and the Everest Offer are not in any way affiliated with Hines Global REIT.
Given the $6.50 per Share offer price, we believe that the Everest Offer represents an attempt by Everest to purchase your Shares at a significant discount, resulting in a profit for Everest at your expense if you participate in the Everest Offer.
Everest's proposed offer price of $6.50 per Share is substantially lower than the estimated liquidating distributions of $8.83-9.83 per Share that we expect you would receive from the Company pursuant to the Plan of Liquidation and Dissolution (defined below), if it is approved by the Company’s stockholders and successfully completed as described below.  Our board of directors (the “Board”) expects that after the sale of all or substantially all of the Company’s assets and the payment of or provision for all of the Company’s outstanding liabilities, the Company will make liquidating distributions to its stockholders in an aggregate amount, estimated as of April 23, 2018, of approximately $8.83-9.83 per Share. The $6.50 per Share offer price also is substantially lower than our NAV per share of $9.04 determined as of December 31, 2017.   The Everest Offer states that Everest arrived at its $6.50 per Share offer price by applying a discount to the Company’s estimated per Share range of liquidation distributions to be paid to the Company’s stockholders with the intention of making a profit for itself “by holding onto the Shares until the Corporation is liquidated.”
If the liquidating distributions are paid to the Company’s stockholders as expected, Everest will have made a huge profit at your expense.

HINES GLOBAL REIT, INC.
2800 Post Oak Boulevard, Suite 5000
Houston, Texas 77056-6118
P 888.220.6121
F 713.966.2661

After thoroughly and carefully reviewing and analyzing the terms and conditions of the Everest Offer, the Board believes that by accepting Everest’s Offer, you may not be able to realize the full value of your Shares. Therefore, the Board unanimously recommends that you REJECT THE EVEREST OFFER and not tender your Shares.
In making your determination whether to accept the Everest Offer, we suggest that you consider the information set forth above, as well as the following factors that the Board considered in determining that the Everest Offer is not in the best interests of the Company or its stockholders and which the Board believes support its recommendation to REJECT the tender Offer:

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We have recently disclosed in filings with the Securities and Exchange Commission (the “SEC”) that the Board has determined that it is in the best interest of the Company and its stockholders to sell all or substantially all of the Company’s properties and assets and liquidate and dissolve the Company pursuant to a plan of liquidation and dissolution (the “Plan of Liquidation and Dissolution”). If the Plan of Liquidation and Dissolution is approved by the Company’s stockholders and the sale of all or substantially all of the Company’s assets is successfully completed, the Company expects to make liquidating distributions to its stockholders in the range of approximately $8.83-9.83 per Share, estimated as of April 23, 2018, which is significantly higher than the $6.50 per Share being offered by Everest. There can be no assurances regarding the amounts of any liquidating distributions or the timing thereof. For more information, see the “Risk Factors” section of the Company’s definitive proxy statement filed with the SEC on May 10, 2018 (the “Proxy Statement”).

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The Everest Offer states that Everest is making the Everest Offer “for investment purposes and with a view to making a profit for itself”. Also, the Everest Offer states that Everest determined the $6.50 per Share offer price pursuant to its own analysis and did not obtain current independent valuations or appraisals of the Company’s assets. Further, Everest does not claim to have retained an independent adviser to evaluate or render any opinion with respect to the fairness of its $6.50 per Share offer to you. In fact, the Everest Offer states that in establishing the $6.50 offer price Everest “is motivated to establish a price which might be acceptable to some Shareholders” and “will also enable Everest to make a profit.”

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Given the timing of the Everest Offer and the $6.50 per Share offer price, we believe that the Everest Offer represents an opportunistic attempt to purchase Shares at a significant discount resulting in a profit for Everest while depriving the stockholders who tender their Shares in the Everest Offer of the opportunity to realize the full potential value of their investment in Hines Global REIT.

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Hines Global REIT cannot record transfers of Shares until all properly executed and required transfer documents from Everest have been received and accepted by Hines Global REIT, and, per the terms of the Everest Offer, Everest will not pay you for your Shares until after the transfer has been recorded. Based on prior experiences that the Company’s sponsor, Hines, has had with similar tender offers for another investment product it sponsored, we expect there will be delays before the Company receives all necessary transfer documents in good order. Therefore, if you agree to participate in the Everest

Offer and in so doing sell your Shares to Everest, there may be a significant delay before Everest pays you for your Shares.

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The Everest Offer references certain benefits that can be realized by selling to Everest, such as the ability to liquidate your holdings for cash without paying brokerage fees or commissions and the elimination of time and expense required to find an interested and trustworthy buyer.  But, if you determine not to sell your Shares to Everest for $6.50 per Share and the Plan of Liquidation and Dissolution is approved by the stockholders and is completed as expected, you will realize those same benefits without paying brokerage fees or commissions and we expect you will receive liquidating distributions of approximately $8.83-9.83 per Share.

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According to the Everest Offer, if you agree to sell your Shares and send the signed documents back to Everest, your agreement will be IRREVOCABLE, provided that Shares tendered pursuant to the Everest Offer may be withdrawn at any time prior to the expiration date of the Everest Offer. If you sign the Everest Offer documents, you also will be naming Everest your attorney-in-fact with respect to your Shares, with the right to change your address on the books of Hines Global REIT so that Everest can collect and keep any distributions that would have been paid to you by Hines Global REIT.

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There is no guarantee that the Everest Offer can or will be completed as soon as Everest contemplates in its Offer to Purchase. The Everest Offer does not initially expire until June 18, 2018, and such date may be extended by Everest, in its sole discretion, subject to compliance with applicable securities laws.

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Everest expressly reserves the right to amend the terms of the Everest Offer, including by decreasing the $6.50 Offer Price or by changing the number of shares being sought or the type of consideration being paid, at any time before the Everest Offer expires.

In light of the factors described above, the Board has unanimously determined that the Everest Offer is not advisable and is not in the best interests of the Company or its stockholders. Accordingly, the Board unanimously recommends that you REJECT the Everest Offer and not tender your shares for purchase pursuant to the Everest Offer.
We understand each stockholder must evaluate the Everest Offer based on his or her individual immediate liquidity needs; however, we recommend you consult with your financial, tax and legal advisors and consider the factors stated above before making your decision. You should weigh all of the foregoing factors against the risk that the Plan of Liquidation and Dissolution will not be completed as expected and that you may not be able to liquidate your investment in the near term and, if you can, we cannot assure you that the price you receive will be greater than the Everest Offer price. As stated above, if the Plan of Liquidation and Dissolution is successfully implemented and completed by the Company as expected, the estimated range of liquidating distributions in the amount of approximately $8.83-9.83 per Share that we expect to pay to stockholders is significantly higher than Everest’s offer price of $6.50 per Share. Although we cannot assure you as to the timing or amount of such distributions, we expect that the aggregate distributions per Share will be significantly higher than the Everest Offer.

Enclosed is a copy of a Solicitation/Recommendation Statement on Schedule 14D-9, which the Company filed with the SEC on May 16, 2018 (the “Schedule 14D-9”) in response to the Everest Offer. The Schedule 14D-9 provides additional information for you. Please take the time to read it before making your decision. You should carefully review all of the Everest Offer documents sent to you by Everest, as well as the Company’s publicly available annual, quarterly and other reports filed with the SEC and the enclosed Schedule 14D-9.
Although the Company’s directors and executive officers are entitled to participate in the Everest Offer on the same basis as other stockholders, all of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in the Everest Offer or currently intend to sell such shares.
We believe that you should view Everest as an opportunistic purchaser that is attempting to make a profit by purchasing your shares at a discounted price and, as a result, if you tender your shares, the Everest will deprive you of the potential opportunity to receive the estimated liquidating distributions of between $8.83 and $9.93 per Share if the Plan of Liquidation and Dissolution is successfully implemented as expected. No action regarding the Everest Offer is necessary if you wish to REJECT THE OFFER and retain your Shares. If you wish to accept the Everest Offer, follow the instructions in the Everest Offer materials. If you have already agreed to tender your Shares pursuant to the Everest Offer, you may withdraw your acceptance of the Everest Offer by notifying Everest in writing at any time prior to the termination of the Everest Offer, which is presently scheduled to expire on June 18, 2018.
Should you have any questions or need further information, please contact Hines Global REIT Investor Relations at 1-888-220-6121.
We appreciate your trust in the Company and its Board and thank you for your continued support.

Sincerely,

Jeffrey C. Hines	Sherri W. Schugart
Chairman of the Board	President and Chief Executive Officer

Forward Looking Statements:
This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Forward-looking statements generally can be identified by the use of words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely,” or similar words or phrases intended to identify information that is not historical in nature. These forward-looking statements include, among others, statements about the expected benefits of the Plan of Liquidation and Dissolution, the estimated range and the timing of the payment of distributions, the expected timing and completion of the Plan of Liquidation and Dissolution, and the future business, performance and opportunities of the Company. These risks and uncertainties include, without limitation, the ability of the Company to obtain required stockholder approvals required to consummate the Plan of Liquidation and Dissolution; unanticipated difficulties or expenditures relating to the Plan of Liquidation and Dissolution; the response of tenants, business partners and competitors to the announcement of the Plan of Liquidation and Dissolution; legal proceedings that may be instituted against the Company and others related to the Plan of Liquidation and Dissolution; general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants’ financial condition, and competition from other developers, owners and operators of real estate); adverse economic or real estate developments in the Company’s existing markets; risks associated with the availability and terms of financing and the ability to refinance indebtedness as it comes due; reductions in asset valuations and related impairment charges; risks associated with downturns in domestic and local economies, changes in interest rates and volatility in the securities markets; potential liability for uninsured losses and environmental contamination; risks associated with the Company’s potential failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, and possible adverse changes in tax and environmental laws; and risks associated with the Company’s dependence on key personnel of Hines Interests Limited Partnership or its affiliates whose continued service is not guaranteed. For a further list and description of such risks and uncertainties, see the reports filed by the Company with the SEC, including the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Any forward-looking statement speaks only as of the date of this letter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information or developments, future events or otherwise.

Additional Information:
This letter is being sent in respect of the proposed Plan of Liquidation and Dissolution, which will be submitted to the stockholders of the Company for their consideration. In connection with the proposed Plan of Liquidation and Dissolution, the Company has filed a definitive proxy statement with the SEC. The definitive proxy statement will be delivered or made available to the Company’s stockholders and will contain information about the proposals to be voted on by the Company’s stockholders at the annual meeting, including information relating to the proposed Plan of Liquidation and Dissolution. This communication does not constitute a solicitation of any vote or proxy from any stockholders of the Company. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS OR MATERIALS FILED OR TO BE FILED WITH THE SEC OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PLAN OF LIQUIDATION AND DISSOLUTION AND THE OTHER PROPOSALS TO BE VOTED ON BY THE STOCKHOLDERS AT THE ANNUAL MEETING. The definitive proxy statement and other relevant documents are available at no charge at the SEC’s internet website, www.sec.gov. The definitive proxy statement and other relevant documents also may be obtained at no charge at the Company’s website, http://www.hinessecurities.com, or by directing a written request to Hines Global REIT, Inc. at 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118, Attention: Ryan T. Sims, Chief Financial Officer and Secretary.
Participants in the Solicitation
The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the Plan of Liquidation and Dissolution. Information regarding the Company’s directors and executive officers is detailed in the Company’s definitive proxy statement and the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 30, 2018, each of which can be obtained at no charge from the sources indicated above. Additional information regarding the direct and indirect interests of the Company’s directors and executive officers in the Plan of Liquidation and Dissolution is included in the Company’s definitive proxy statement.